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10027512

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING_____12/31/09_____

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Associates Capital Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1355 Peachtree Street NE, Suite 900

(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Zimetbaum   212-375-2638

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.

(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, O. Bradley Payne _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Associates Capital Advisors, Inc. _____ , as of December 31 _____ , 20 09 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   _____
                                                                              Signature

                                                                         Managing Director
                                                                              Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**KURT SALMON ASSOCIATES
CAPITAL ADVISORS, INC.**

**FORM X-17A-5, PART III
WITH SUPPLEMENTARY DATA
December 31, 2009**

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

FINANCIAL STATEMENTS
December 31, 2009

CONTENTS



1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of **Kurt Salmon Associates Capital Advisors, Inc.** (a wholly-owned subsidiary of Kurt Salmon Associates, Inc.) as of December 31, 2009, and the related statements of income and retained earnings, changes in stockholder's equity, and changes in financial condition for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Associates Capital Advisors, Inc. as of December 31, 2009, and the results of its operations and its changes in financial condition for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash in bank	$	60,000
Due from Parent		688,320
Total Assets	$	748,320

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Parent	$	18,833
Common stock, 1,000 shares authorized, no par value,		
160 shares issued and outstanding		16,000
Retained earnings		713,487
Total Stockholder's Equity		729,487
Total Liabilities and Stockholder's Equity	$	748,320

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2009

REVENUES:	
Advisory fees	$ 1,263,528
EXPENSES:	
Services provided by Parent	878,303
Income before income tax expense	385,225
INCOME TAX EXPENSE	132,519
NET INCOME	252,706
RETAINED EARNINGS:	
Beginning of year	460,781
Dividends	-
End of year	$ 713,487

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance at December 31, 2008	160	$ 16,000	$ 460,781	$ 476,781
Net Income	-	-	252,706	252,706
Balance at December 31, 2009	160	$ 16,000	$ 713,487	$ 729,487

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	252,706
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Change in due to/from Parent		(265,053)
Change in accounts payable and accruals		12,347
Net Cash Provided By Operating Activities		-
NET INCREASE IN CASH		-
CASH IN BANK, BEGINNING OF YEAR		60,000
CASH IN BANK, END OF YEAR	$	60,000

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$	-

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS

Kurt Salmon Associates Capital Advisors, Inc. (the "Company") was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon Associates, Inc. (the "Parent"), an international management consulting firm specializing in the retail, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

During 2007, the Parent was acquired by another company, which then became the new Parent. All agreements between the Company and the Parent continued in existence without change.

2. ACCOUNTING POLICIES AND RELATED PARTY TRANSACTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Advisory fees are recognized as revenue when contract services are completed and fees are earned. All fees earned by the Company arise from contracts obtained through the Parent or its subsidiaries. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by the Parent.

The Company has an expense sharing arrangement with the Parent whereby the Parent will bear all salary and administrative costs of the Company and allocate a proportionate amount to the Company. Commission expenses and shared operating expenses which related to the Parent amounted to $878,303 for 2009.

The Company is included in the consolidated income tax return of the Parent. Under an arrangement with the Parent, the Company recognizes an income tax expense or benefit based on the consolidated effective tax rate and income tax liabilities of the Company are paid by the Parent.

The Financial Accounting Standards Board ("FASB") has issued an interpretation which clarifies generally accepted accounting principles relating to uncertain tax positions. The Company has adopted the provisions of this accounting pronouncement as of January 1, 2009. As of and for the year ended December 31, 2009, the Company did not identify any uncertain tax positions that require adjustment to or disclosure in the accompanying financial statements. For financial statements covering periods prior to 2009, the Company evaluated uncertain tax positions in accordance with existing U.S. generally accepted accounting principles and recognizes deferred tax assets and liabilities and makes such disclosures as might be required.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined by the Rule) shall not exceed 15 to 1. At December 31, 2009, the ratio of aggregate indebtedness to net capital was .45 to 1 and the Company had net capital of $41,167 which was $36,167 in excess of its required net capital.

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the financial statements of **Kurt Salmon Associates Capital Advisors, Inc.** for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. Our audit was conducted for the purpose of forming an opinion on those financial statements taken as a whole. The computation of net capital, the reconciliation of net capital, the computation of aggregate indebtedness and the computation of excess net capital at December 31, 2009, and the computation for determination of reserve requirements and information relating to the possession or control requirements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly-owned Subsidiary of Kurt Salmon Associates, Inc.)

SUPPLEMENTARY DATA
December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholder's equity, December 31, 2009	$	729,487
Less:		
Due from parent		(688,320)
Net capital	$	41,167

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	41,167
Reconciling items		-
Net capital per above computation	$	41,167

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS DEFINED UNDER RULE 15c3-1

Liabilities	$	18,833
Total Aggregate Indebtedness	$	18,833
Ratio of Aggregate Indebtedness to Net Capital		.45 to 1

COMPUTATION OF EXCESS NET CAPITAL

Net capital per above computation	$	41,167
Required net capital		5,000
Net capital in excess of required amount	$	36,167

8

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION
RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Kurt Salmon Associates Capital Advisors, Inc. because the Company maintained no customer accounts during 2008 and as a result, it carried no cash or margin balances of any type and did not hold funds or securities for, or owe monies or securities to, customers. Securities transactions would have been handled through a clearing agent that would have dealt directly with the Company's customers, if any such had existed. As a composite result, Kurt Salmon Associates Capital Advisors, Inc. is exempt under the provisions of Rule 15c3-3(k)(2)(ii).


INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In planning and performing our audit of the financial statements and supplementary data of **Kurt Salmon Associates Capital Advisors, Inc.** (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

11


1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for period from April 1, 2009 to December 31, 2009, which were agreed to by Kurt Salmon Associates Capital Advisors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009-March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

12

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800. Washington. D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050426   FINRA   DEC
KURT SALMON ASSOCIATES CAPITAL ADVISORS INC    12*12
ATTN O BRADLEY PAYNE
1355 PEACHTREE ST NE STE 900
ATLANTA GA 30309-3266
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Samuel Zimetbaum 212-375-2638

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,604

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (1,461)

     July 30, 2009
        Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   1,143

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,143

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 1,143

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete.

Kurt Salmon Associates Capital Advisors, inc.
(Name of Corporation. Partnership or other organization)

O. B. Payne
(Authorized Signature)

President
(Title)

Dated the 29 day of January. 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 1,041,662

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22.PART IIA Line 13.
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts
(40% of FOCUS line 5. Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   0

2d. SIPC Net Operating Revenues $ 1,041,662

2e. General Assessment @ .0025 $ 2,604

(to page 1 but not less than
$150 minimum)

2